File No. _____________


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM U-3A-2

        Statement by Holding Company Claiming Exemption under Rule U-3A-2 From the Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1



                              THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.


     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.

FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.


     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.
Stanley - None.

FRPC sold 42,831,600 kwh. of electric energy during 2003.


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized. Stanley - None.

FRPC - None.


     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Stanley - None.

FRPC - None.


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

Stanley - None.

FRPC - None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Not Applicable


     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     Not Applicable


     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Not Applicable


     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     Not Applicable


     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Not Applicable

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

                                  The Stanley Works


                                   By: /s/ Kathryn Partridge
                                   -------------------------------------------
                                   Kathryn Partridge
                                   Assistant General Counsel
                                   and Assistant Secretary


                                   CORPORATE SEAL

Attest:

 /s/ Bruce H. Beatt
--------------------------
Bruce H. Beatt
Vice President, General
Counsel and Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Kathryn Partridge, Assistant General Counsel and Assistant Secretary
--------------------------------------------------------------------------------
(Name) (Title)

1000 Stanley Drive, New Britain, CT 06053
--------------------------------------------------------------------------------
(Address)

                                    EXHIBIT A


                       The Stanley Works and Subsidiaries
                     Consolidating Statements of Operations
                   For the fiscal year ended January 3, 2004
                        (Unaudited, Thousands of Dollars)

                               Farmington                     Consolidated
                               River Power     All Other        Stanley
                                 Company     Subsidiaries        Works
                               -----------   ------------     ------------
Net Sales                        $   -        $2,678,134       $2,678,134

Costs and Expenses:
  Cost of Sales                    (86)        1,785,390        1,785,304
  Selling, General and
    Administrative                   -           637,831          637,831
  Interest, Net                      -            28,300           28,300
  Other, Net                        69            40,367           40,436
  Restructuring Charges and
    Asset Impairments                -            53,218           53,218
                                 -----       -----------       ----------
                                   (17)        2,545,106        2,545,089
                                 -----       -----------       ----------

Earnings from Continuing
  Operations Before Income Taxes    17           133,028          133,045
Income Taxes                         5            36,262           36,267
                                 -----       -----------       ----------
Net Earnings from Continuing
  Operations                        12            96,766           96,778
Net Earnings from Discontinued
  Operations                         -            11,171           11,171
                                 -----       -----------       ----------
Net Earnings                     $  12       $   107,937       $  107,949
                                 =====       ===========       ==========


                       The Stanley Works and Subsidiaries
                          Consolidating Balance Sheet
                                 January 3, 2004
                        (Unaudited, Thousands of Dollars)

                            Farmington                             Consolidated
                            River Power   All Other                  Stanley
                             Company    Subsidiaries  Eliminations    Works
                            ----------- ------------  ------------ ------------
ASSETS
Current Assets
  Cash and Cash Equivalents   $    -     $  204,403      $     -    $  204,403
  Accounts and Notes Receivable    -        482,446            -       482,446
  Inventories                      -        377,125            -       377,125
  Deferred Taxes                   -         23,551            -        23,551
  Prepaid Expense and Other
    Current Assets                 -         75,237            -        75,237
  Assets Held for Sale             -         37,895            -        37,895
                              ------     ----------      -------    ----------
Total Current Assets               -      1,200,657            -     1,200,657
                              ------     ----------      -------    ----------
Property, Plant and
  Equipment                    1,858        411,433            -       413,291
Goodwill and Other
  Intangible Assets                -        643,291            -       643,291
Other Assets                       -        171,409       (4,870)      166,539
                              ------     ----------      -------    ----------
Total Assets                  $1,858     $2,426,790      $(4,870)   $2,423,778
                              ======     ==========      ========   ==========

LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities
  Current Maturities of
    Long-term Debt            $    -     $  157,678      $     -   $  157,678
  Accounts Payable                71        240,117            -      240,188
  Accrued Expenses             1,170        325,228            -      326,398
  Liabilities Held for Sale        -         29,199            -       29,199
                              ------     ----------      -------   ----------
Total Current Liabilities      1,241        752,222            -      753,463
                              ------     ----------      -------   ----------
Long-term Debt                     -        534,452            -      534,452
Deferred Taxes                  (420)        82,022            -       81,602
Other Liabilities                  -        195,819            -      195,819
                              ------     ----------      -------   ----------
Total Liabilities                821      1,564,515            -    1,565,336
                              ------     ----------      -------   ----------
Shareowners' Equity
  Preferred Stock                  -              -            -            -
  Common Stock                   150        237,554         (150)     237,554
  Retained Earnings              337      1,201,748            -    1,202,085
  Accumulated Other
    Comprehensive Loss             -        (84,281)           -      (84,281)
  ESOP Debt                        -       (173,827)           -     (173,827)
  Affiliate Investment           550          4,170       (4,720)           -
                              ------     ----------      -------   ----------
                               1,037      1,185,364       (4,870)   1,181,531
Less: Cost of Common
  Stock in Treasury                -       (323,089)           -     (323,089)
                              ------     ----------      -------   ----------
Total Shareowners' Equity      1,037        862,275       (4,870)     858,442
                              ------     ----------      -------   ----------
Total Liabilities and
  Shareowners' Equity         $1,858     $2,426,790      $(4,870)  $2,423,778
                              ======     ==========      =======   ==========

                                    EXHIBIT B


     Not Applicable






                                    EXHIBIT C


    Not Applicable

                                  ATTACHMENT 1

(The following is a list of all active subsidiaries of The Stanley Works. All subsidiaries, except those marked with an asterisk, are included in the Consolidated Financial Statements of The Stanley Works.)

                                                      JURISDICTION OF
                                                      INCORPORATION/
CORPORATE NAME                                        ORGANIZATION
--------------                                        ---------------

Domestic Subsidiaries
---------------------
BAI, INC.                                             U.S.A. (Indiana)
China Sourcing, L.L.C.                                U.S.A. (Delaware)
Contact East, Inc.                                    U.S.A. (Massachusetts)
JennCo1, Inc.                                         U.S.A. (Delaware)
JennCo2, Inc.                                         U.S.A. (Delaware)
Stanley Atlantic, Inc.                                U.S.A. (Delaware)
Stanley-Bostitch Holding Corporation                  U.S.A. (Delaware)
Stanley Canada Holdings, L.L.C.                       U.S.A. (Delaware)
Stanley European Holdings, L.L.C.                     U.S.A. (Delaware)
Stanley Fastening Systems, LP                         U.S.A. (Delaware)
Stanley Funding Corporation*                          U.S.A. (Delaware)
Stanley Housing Fund, Inc.                            U.S.A. (Delaware)
Stanley International Holdings, Inc.                  U.S.A. (Delaware)
Stanley Israel Investments, Inc.                      U.S.A. (Delaware)
Stanley Logistics, Inc.                               U.S.A. (Delaware)
Stanley Pacific Inc.                                  U.S.A. (Delaware)
Stanley Receivables Corporation*                      U.S.A. (Delaware)
Stanley Security Solutions, Inc.                      U.S.A. (Indiana)
The Farmington River Power Company                    U.S.A. (Connecticut)
ZAG USA, Inc.                                         U.S.A. (Delaware)

International Subsidiaries
--------------------------
A.M.T.Y. Vermogensverwoltan G.m.b.H. Island of Nevis Beijing Daxing Stanley-Bostitch
  Metal Industries Co., Ltd.                          China
Best Access Systems Co. /
  Les Systemes D'Access Best Cie                      Canada (Nova Scotia)
Best Access Systems Limited                           Hong Kong
Best Systems Corporation Pte. Ltd.                    Singapore
Charge Industries, Inc.                               Canada (Nova Scotia)
Chiro Tools Holdings B.V.                             Netherlands
Design & Shoot Ltd.                                   Israel
F.I.P.A. Due S.r.l.                                   Italy
Friess G.m.b.H.                                       Germany
Herramientas Stanley S.A. de C.V.                     Mexico
International Staple & Machine Co. Belgium N.V.       Belgium
Mac Tools Canada Inc.                                 Canada (Ontario)
Mosley-Stone Limited                                  United Kingdom
R.G.T.I. Ltd.                                         Island of Nevis
S.A. Stanley Works (Belgium) N.V.                     Belgium
Stanley Bostitch G.m.b.H.                             Germany
Stanley-Bostitch, S.A. de C.V.                        Mexico
Stanley Canada Corporation                            Canada (Nova Scotia)
Stanley Chiro International Ltd.                      Taiwan
Societe Civile Immobiliere WAT                        France
Stanley CLP1                                          Canada (Alberta)
Stanley CLP2                                          Canada (Alberta)

                                                      JURISDICTION OF
                                                      INCORPORATION/
CORPORATE NAME                                        ORGANIZATION
--------------                                        ---------------

Stanley de Chihuahua S. de R.L. de C.V.               Mexico
Stanley do Brasil Ltda.                               Brazil
Stanley Doors France, S.A.S.                          France
Stanley Europe B.V.B.A.                               Belgium
Stanley European Holdings B.V.                        Netherlands
Stanley European Holdings II B.V.                     Netherlands
Stanley Fastening Systems Poland (SP.z.o.o.)          Poland
Stanley Finance Hungary Group Financing
  Limited Liability Company                           Hungary
Stanley Foreign Sales Corporation                     Virgin Islands
Stanley France Services, SAS                          France
Stanley France, S.A.S.                                France
Stanley Iberia S.L.                                   Spain
Stanley Israel Investments B.V.                       Netherlands
Stanley Italia S.r.l.                                 Italy
Stanley Nordic ApS                                    Denmark
Stanley Sales and Marketing Poland Sp.z.o.o.          Poland
Stanley Svenskas Aktiebolag                           Sweden
Stanley (Tianjin) International Trading Co. Ltd.      China
Stanley Tools (N.Z.) Ltd.                             New Zealand
Stanley Tools France, S.A.S.                          France
Stanley Tools S.r.l.                                  Italy
Stanley U.K. Holding Ltd.                             United Kingdom
Stanley UK Limited                                    United Kingdom
Stanley UK Sales Limited                              United Kingdom
Stanley UK Services Limited                           United Kingdom
Stanley Works Asia Pacific Pte. Ltd.                  Singapore
Stanley Works China Investments Limited               British Virgin Islands
Stanley Works (Europe) AG                             Switzerland
Stanley Works Holdings B.V.                           Netherlands
Stanley Works (India) Private Limited                 India
Stanley Works Limited (Thailand)                      Thailand
Stanley Works (Malaysia) Sdn Bhd                      Malaysia
Stanley Works (Nederland) B.V.                        Netherlands
Stanley (Zhongshan) Hardware Co., Ltd.                China
Suomen Stanley OY                                     Finland
T.S.W. Israel Investments Ltd.                        Israel
The Stanley Works (Bermuda) Ltd.                      Bermuda
The Stanley Works C.V.                                Netherlands
The Stanley Works Japan K.K.                          Japan
The Stanley Works Limited                             United Kingdom
The Stanley Works Pty. Ltd.                           Australia
The Stanley Works Sales (Philippines), Inc.           Philippines
The Stanley Works (Shanghai) Co., Ltd.                China
The Stanley Works (Zhongshan) Tool Co., Ltd.          China
Tona a.s. Pecky                                       Czech Republic
ZAG Industries Ltd.                                   Israel
ZAG Israel Marketing Ltd.                             Israel
ZAG Latin America Ltd.                                Brazil
ZAG Operation (Assets) Ltd.                           Israel
ZAG U.K. Limited                                      United Kingdom

                                  ATTACHMENT 2

Narrative Description of the Business
-------------------------------------

The Stanley Works  ("Stanley" or the "Company") was founded in 1843 by Frederick
T. Stanley and incorporated in 1852. Stanley is a worldwide producer of tools and door products for professional, industrial and consumer use. Stanley(R) is a brand recognized around the world for quality and value.

In 2003, Stanley had net sales of $2.7 billion and employed approximately 13,500 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is (860) 225-5111.

The Company's operations are classified into two business segments: Tools and Doors.

Tools
-----
The Tools segment manufactures and markets carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. These products are sold to customers and distributed directly to retailers (including home centers, mass merchants, hardware stores, and retail lumber yards) as well as through third party distributors. Carpenters tools include hand tools such as measuring instruments, planes, hammers, knives and blades, screwdrivers, saws, chisels, boring tools, masonry, tile and drywall tools, as well as electronic stud sensors, levels, alignment tools and elevation measuring systems. The Company markets its carpenters tools under the Stanley(R), FatMax(R), MaxGrip(TM), Powerlock(R), IntelliTools(TM), Dynagrip(R), and Goldblatt(R) brands.

Mechanics tools include consumer, industrial and professional mechanics hand tools, including wrenches, sockets, electronic diagnostic tools, tool boxes and high-density industrial storage and retrieval systems. Mechanics tools are marketed under the Stanley(R), Proto(R), Mac(R), Husky(R), Jensen(R), Vidmar(R), ZAG(R) and Blackhawk(TM) by Proto (R) brands.

Pneumatic tools include Bostitch(R) fastening tools and fasteners (nails and staples) used for construction, remodeling, furniture making, pallet manufacturing and consumer use and pneumatic air tools marketed under the Stanley(R) brand (these are high performance, precision assembly tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

Hydraulic tools include Stanley(R) hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as LaBounty(R) mounted demolition hammers and compactors designed to work on skid steer loaders, mini-excavators, backhoes and large excavators.

Doors
-----
The Doors segment manufactures and markets commercial and automatic doors, as well as closet doors and systems, home decor, door locking systems, commercial and consumer hardware, security access control systems and patient monitoring devices. Products in the Doors segment include mirrored closet doors and closet organizing systems, automatic doors as well as related door hardware products ranging from hinges, hasps, bolts and latches to shelf brackets and lock sets. Door products are marketed under the Stanley(R), Magic-Door(R) Stanley-Acmetrack(TM), Monarch(TM), Acme(R), WanderGuard(R) , StanVision(TM) and BEST(R) brands and are sold directly to end users and retailers as well as through third party distributors.